Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260568

PROSPECTUS SUPPLEMENT NO. 6

(To the Prospectus dated April 6, 2022)

UP TO 15,660,417 SHARES OF COMMON STOCK

AND

UP TO 89,627,117 SHARES OF COMMON STOCK

UP TO 6,316,667 REDEEMABLE WARRANTS

OFFERED BY THE SELLING SECURITY HOLDERS

OF

ENJOY TECHNOLOGY, INC.

This prospectus supplement supplements the prospectus, dated April 6, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-260568). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 15,660,417 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,316,667 shares of Common Stock that are issuable upon the exercise of 6,316,667 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of Marquee Raine Acquisition Corp., a Cayman Islands exempted company (“MRAC” and, after the Domestication, “Enjoy Technology, Inc.”) by the holders thereof and (ii) up to 9,343,750 shares of Common Stock that are issuable upon the exercise of 9,343,750 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of MRAC by the holders thereof.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 89,627,117 shares of Common Stock, consisting of (a) up to 8,000,000 PIPE Shares (as defined in the Prospectus), (b) up to 9,343,750 sponsor shares (including 2,201,250 Sponsor Earnout Shares (as defined in the Prospectus)), (c) up to 6,316,667 shares of Common Stock issuable upon the exercise of the Private Placement Warrants, (d) 5,500,906 shares of Common Stock issued pursuant to the Backstop Agreement (as defined in the Prospectus), (e) 450,000 shares of Common Stock issued pursuant to the Equity Fee Agreement (as defined in the Prospectus) and (f) up to 60,015,794 shares of Common Stock pursuant to the Registration Rights Agreement (as defined in the Prospectus), and (ii) up to 6,316,667 Private Placement Warrants.

The Common Stock and Warrants are listed on the Nasdaq Capital Market (the “Nasdaq”), under the ticker symbol “ENJY” for the Common Stock and “ENJYW” for the Warrants. Prior to the Domestication, MRAC’s Class A ordinary shares, par value $0.0001 per share (the “MRAC Class A ordinary shares”) and warrants to purchase MRAC Class A ordinary shares (the “MRAC Warrants”) traded under the ticker symbols “MRAC”, and “MRACW”, respectively, on Nasdaq. On May 25, 2022, the closing sale price of our Common Stock as reported by Nasdaq was $0.24 per share and the closing price of our Warrants was $0.04 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in shares of our Common Stock or Warrants involves risks that are described in the “Risk Factors” section beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or the Prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 26, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 20, 2022

Enjoy Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39800	98-1566891
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3240 Hillview Ave Palo Alto, California	94304
(Address of principal executive offices)	(Zip Code)

(888) 463-6569

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	ENJY	The Nasdaq Stock Market LLC
Warrants to purchase common stock	ENJYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 20, 2022, the Board of Directors (the “Board”) of Enjoy Technology, Inc. (the “Company”), increased the size of the Board to nine members and appointed Alan Carr and William Transier to the Board as Class I directors.

Mr. Carr, 52, is and has been since September 2013 the Managing Member and Chief Executive Officer of Drivetrain, LLC, an independent fiduciary services firm. He has been a distressed investing and turnaround professional, with 25 years of experience in principal investing, advisory mandates, and board of directors’ service, including complex financial restructurings and reorganizations in the U.S and Europe. From 2003 to 2013, Mr. Carr was Managing Director at Strategic Value Partners, a global investment firm focused on distressed debt and private equity opportunities. Mr. Carr started his career at Skadden, Arps, Slate, Meagher & Flom LLP and Ravin, Sarasohn, Baumgarten, Fisch & Rosen in corporate restructuring advisory. Mr. Carr currently serves as a director for the following public companies: Sears Holdings Corporation (since October 2018); Unit Corporation (since September 2020) and NewLake Capital Partners (since August 2019). Mr. Carr serves as Chair of the compensation committee for both NewLake Capital Partners and Unit Corporation and as a member of the audit committee for NewLake Capital Partners. He also serves as a member of the restructuring committee for Sears Holding Corporation. Mr. Carr received a B.A. in Economics and Sociology from Brandeis University in 1992 and a J.D. from Tulane Law School in 1995. The Board believes Mr. Carr’s experience in complex financial restructurings and reorganizations and his extensive experience serving on the boards of private and public companies qualifies him to serve on the Board. The Board has appointed Mr. Carr to serve on a special committee of the Board (the “Strategic Review Committee”), together with independent directors William Transier, Gideon Yu and Denise Young Smith. The Strategic Review Committee is authorized to, among other things, review, evaluate, investigate, pursue and negotiate any proposal made in respect of potential strategic alternatives.

Mr. Transier, 67, is Chief Executive Officer of Transier Advisors, LLC, an independent advisory firm providing services to companies facing stressed operational situations, turnaround, restructuring or in need of interim executive leadership. Mr. Transier was co-founder of Endeavour International Corporation (“Endeavour”), an international oil and gas exploration and production company. He served as non-executive Chairman of Endeavour’s board of directors from December 2014 until November 2015. He served from September 2006 until December 2014 as Chairman, Chief Executive Officer and President of Endeavour and as its Chairman and Co-Chief Executive Officer from its formation in February 2004 through September 2006. Prior to Endeavour, Mr. Transier served as Executive Vice President and Chief Financial Officer of Ocean Energy, Inc. (“Ocean”) and its predecessor, Seagull Energy Corporation from May 1996 to April 2003. Before his tenure with Ocean, Mr. Transier served in various roles including partner in the audit department and head of the Global Energy practice of KPMG LLP from June 1986 to April 1996. Mr. Transier has served on the board of Exela Technologies, Inc., since April 2020, where he serves as Chairman of the audit committee and as member of the strategic transactions committee. Mr. Transier has also served as a director of Helix Energy Solutions Group, Inc. since October 2000, and as lead independent director from March 2016 through July 2017 when he was appointed Chairman of the board. Mr. Transier served as the Chairman of the board of directors of Battalion Oil Corporation (which changed its name from Halcón Resources Corporation) and as Chairman of its audit committee from October 2019 until May 2021. Mr. Transier graduated from the University of Texas with a B.B.A. in accounting, has an M.B.A. from Regis University and a Master of Arts in Theological Studies from Dallas Baptist University. The Board believes that Mr. Transier’s restructuring expertise and extensive management experience and knowledge in audit and accounting matters qualifies him to serve as a member of the Board. The Board has appointed Mr. Transier to serve on the Audit Committee and the Strategic Review Committee as described above.

The Board has determined that each of Messrs. Carr and Transier is an independent director under the listing standards of the Nasdaq Stock Market LLC, and Mr. Transier meets the additional independence requirements of the Securities and Exchange Commission with respect to members of the Audit Committee.

There are no arrangements or understandings between Mr. Carr or Mr. Transier and any other persons pursuant to which either was selected as a director of the Company. There are also no family relationships between Mr. Carr or Mr. Transier and any director or executive officer of the Company and neither has any direct or indirect material interest in any related party transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Messrs. Carr and Transier each entered into an Independent Director Agreement with the Company, pursuant to which each will receive a monthly fee of $45,000 and a per diem payment of $7,500 for days on which more than four hours are devoted to meetings or activities outside the scope of normal board duties. Each of Messrs. Carr and Transier is also entitled to receive a minimum of $135,000 in monthly fees to the extent either is removed as a director of the Company without cause. Each of Messrs. Carr and Transier will enter into the Company’s standard form of indemnification agreement between the Company and its directors and executive officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENJOY TECHNOLOGY, INC.
Dated: May 26, 2022
	By:	/s/ Ron Johnson
Ron Johnson
Chief Executive Officer